S A M E X M I N I N G C O R P.

SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTCQB

NEWS RELEASE – No. 5-12	September 10, 2012

SAMEX MINING CORP. AND SASCO PARTNERS, LP ANNOUNCE AGREEMENT

SAMEX Mining Corp. ("SAMEX ") announced today that it has reached an agreement with its largest shareholders, Sasco Partners, LP and Sasan Sadeghpour (collectively, “Sasco”) who collectively own approximately 23.64% of SAMEX's outstanding common shares.  As part of the agreement, SAMEX has appointed Sasan Sadeghpour to the SAMEX board of directors (the "Board") and to position of Chair of the Board. Mr. Sadeghpour will also serve on the Audit Committee and the Compensation Committee.

“We are pleased to have reached this constructive resolution and look forward to working with Sasco," said Jeffrey Dahl, SAMEX President and CEO.  "Not only has Sasco made a significant financial investment in SAMEX, Sasco has taken a keen interest in our exploration efforts.  The addition of Mr. Sadeghpour to the Board will enable us to more fully incorporate valuable input from a major shareholder of the Company, and we would like to take this opportunity to welcome him to the Board.”

Mr. Sadeghpour will be replacing Peter Dahl, who has agreed to step down as a director and Chair of the Board, and who will now serve on the advisory board of SAMEX.

“We wish to thank Peter for all of his hard work and substantial contributions to SAMEX over the past 18 years” said Jeffrey Dahl. “We are also pleased that Peter agreed to step aside in order to facilitate this compromise with Sasco, and that he has agreed to take on an advisory position with SAMEX so that the Company will continue to have access to his knowledge and relationships.  Importantly, the new Board provides continuity, as five of its members are past directors of SAMEX. The addition of Mr. Sadeghpour’s business development and financing background will bring both experience and additional perspectives that will be an asset to the Board."

Mr. Sadeghpour is the President and Chief Investment Officer of Sasco Investments, LP and has managed hedge fund Sasco Partners, LP since its inception in January 2004. Mr. Sadeghpour brings considerable financial skills and experience to SAMEX, with the aim of helping the company maximize its potential. Mr. Sadeghpour's position on the Board is also a recognition of Mr. Sadeghpour's significant ownership interest in SAMEX.

“Sasco appreciates the contribution of Peter Dahl and the other members of the Board since SAMEX’s inception”, said Mr. Sadeghpour. “All respective parties worked hard to resolve their differences with the goal of reaching an amicable agreement. I look forward to working closely with the Board in a positive manner for the benefit of all shareholders, and I remain optimistic as to the future of SAMEX”.

Mr. Sadeghpour will be placed on SAMEX's management slate for election at the upcoming annual general meeting (the "Meeting") scheduled to take place October 1, 2012. An amended and restated management information circular and form of proxy in respect of the Meeting will be mailed to shareholders in the upcoming days.  Further details of the terms of the settlement are described in the information circular which, along with a copy of the settlement agreement, will be filed on SEDAR and will be available for review by interested persons at www.sedar.com.

"We believe that this settlement, which avoids a potentially costly and corporately disruptive dispute, is clearly in the best interests of the Company and its shareholders," said Jeffrey Dahl. "With these matters now fully resolved, we can concentrate entirely on advancing our exploration agenda in Chile."

Forward Looking Statements

Certain statements in this press release contain forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable securities laws in Canada ("forward-looking information"). The words "anticipates", "believes", "budgets", "could", "estimates", "expects", "forecasts", "intends", "may", "might", "plans", "projects", "schedule", "should", "will", "would" and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words.

The forward-looking information in this press release includes, but is not limited to: the nomination and election of Sasan Sadeghpour and replacement of Peter Dahl; the timing and holding of the Meeting; and the future prospects of SAMEX.

In connection with the forward-looking information contained in this news release, SAMEX has made numerous assumptions. While SAMEX considers these assumptions to be reasonable, these assumptions are inherently subject to significant uncertainties and contingencies. Additionally, there are known and unknown risk factors which could cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information contained herein. Known risk factors include, among others: Sasan Sadeghpour may not be elected to the board of SAMEX; and the Meeting may not be held as currently anticipated, or at all.

All forward-looking information in this press release is qualified in its entirety by this cautionary statement and, except as may be required by law, SAMEX undertakes no obligation to revise or update any forward-looking information as a result of new information, future events or otherwise after the date hereof.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SAMEX MINING CORP. Per: "Jeffrey Dahl" _________________________ Jeffrey Dahl, President & CEO
Sasco Partners, LP and Sasan Sadeghpour

Per:     "Sasan Sadeghpour "
                _______________________________
Sasan Sadeghpour, personally and
as signatory for Sasco Fund Advisors, LLC
general partner of Sasco Investments, LP
general partner of Sasco Partners, LP